UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Douglas Emmett, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25960P109 (CUSIP Number)

November 1, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25960P109	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

DERF REIT, Inc. 20-8219194
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

9,304,371
6. SHARED VOTING POWER

7. SOLE DISPOSITIVE POWER

9,304,371
8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,304,371
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%
12.	TYPE OF REPORTING PERSON

CO

CUSIP No. 25960P109	13G	Page 3 of 5 Pages

SCHEDULE 13G

Item 1(a)		Name of Issuer:

Douglas Emmett, Inc.

	1(b)	Address of Issuer’s Principal Executive Offices:

808 Wilshire Boulevard Santa Monica, CA 90401

Item 2(a)		Name of Person Filing:

DERF REIT, Inc.

	2(b)	Address of Principal Business Office:

437 Madison Avenue New York, NY 10022

	2(c)	Citizenship:

Maryland

	2(d)	Title of Class of Securities:

Common Stock

	2(e)	CUSIP Number:

25960P109

Item 3	N/A; the reporting person is filing pursuant to Rule 13d-1(c).

CUSIP No. 25960P109	13G	Page 4 of 5 Pages

Item 4(a)		Amount beneficially owned:

9,304,371

	4(b)	Percent of Class:

5.8%; the calculation of the percentage is based on 109,833,903 shares of Common Stock outstanding as of August 8, 2007 and 50,023,199 partnership units in Douglas Emmett Properties, LP outstanding as of December 31, 2006 that may be exchanged for shares of Common Stock of the Issuer on a one-for-one basis, which numbers are based on the Form 10-K filed by the Issuer on April 2, 2007 and the Form 10-Q filed by the Issuer on August 10, 2007.

	4(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 9,304,371

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 9,304,371

		(iv)	shared power to dispose or to direct the disposition of:

Item 5	Ownership of Five Percent or less of a Class:

N/A

Item 6	Ownership of more than Five Percent on behalf of another person:

N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The rest of the page is intentionally left blank]

CUSIP No. 25960P109	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DERF REIT, INC.

	By:	/s/ K. Niles Bryant
	Name:	K. Niles Bryant
	Title:	President
Dated: November 9, 2007